                                                                       Exhibit 2



                             SHAREHOLDERS AGREEMENT

                                     BETWEEN


                           THE GOVERNMENT OF INDONESIA

                                       AND

                        INDONESIA COMMUNICATIONS LIMITED




                          DATED AS OF DECEMBER 15, 2002

                                TABLE OF CONTENTS

                                                                                       Page
                                                                                       ----
ARTICLE I DEFINITIONS                                                                    1

    1.1   DEFINITIONS                                                                    1
    1.2   CONSTRUCTION                                                                   5

ARTICLE II REPRESENTATIONS AND WARRANTIES                                                5

    2.1   REPRESENTATIONS AND WARRANTIES OF THE MSOE                                     5
    2.2   REPRESENTATIONS AND WARRANTIES OF THE INVESTOR                                 6

ARTICLE III CORPORATE GOVERNANCE                                                         7

    3.1   GENERAL                                                                        7
    3.2   COMPOSITION OF THE BOARD OF COMMISSIONERS AND THE BOARD OF DIRECTORS           7
    3.3   REMOVAL AND REPLACEMENT OF COMMISSIONERS AND DIRECTORS                         8
    3.4   BOARD MEETINGS                                                                 8
    3.5   ACTION BY THE BOARD OF COMMISSIONERS AND THE BOARD OF DIRECTORS                8

ARTICLE IV RESTRICTIONS ON THE TRANSFER OF SHARES                                        9

    4.1   GENERAL                                                                        9
    4.2   NO CIRCUMVENTION OF SHARE TRANSFER RESTRICTIONS                                9
    4.3   OPEN MARKET ACQUISITIONS                                                      10

ARTICLE V CERTAIN COVENANTS OF THE PARTIES                                              10

    5.1   GOVERNMENT POLICIES                                                           10
    5.2   STRATEGIC PLAN                                                                10
    5.3   SALE OF ASSETS                                                                10
    5.4   EMPLOYEE RELATIONS                                                            11
    5.5   AFFILIATE TRANSACTIONS                                                        13
    5.6   TECHNOLOGY TRANSFER                                                           13
    5.7   NO DISCRIMINATION                                                             13

ARTICLE VI COVENANTS RELATED TO CONFIDENTIALITY                                         14

    6.1   CONFIDENTIALITY                                                               14

ARTICLE VII TERM AND TERMINATION                                                        14

    7.1   TERM AND TERMINATION                                                          14
    7.2   EFFECT OF TERMINATION; SURVIVAL                                               15

ARTICLE VIII INDEMNITIES                                                                15

    8.1   INDEMNIFICATION AND PAYMENT OF DAMAGES BY INVESTOR                            15
    8.2   INDEMNIFICATION AND PAYMENT OF DAMAGES BY THE MSOE                            15

ARTICLE IX GOVERNING LAW & RESOLUTION OF DISPUTES                                       16

    9.1   GOVERNING LAW                                                                 16
    9.2   DISPUTE RESOLUTION FORUM                                                      16
    9.3   WAIVER OF IMMUNITIES                                                          17
    9.4   PERFORMANCE PENDING DISPUTE RESOLUTION                                        17

ARTICLE X MISCELLANEOUS                                                                 17

    10.1  NO PARTNERSHIP; AGENCY                                                        17
    10.2  ENTIRE AGREEMENT                                                              17
    10.3  BINDING EFFECT; BENEFIT                                                       17
    10.4  ASSIGNMENT                                                                    17
    10.5  AMENDMENT; WAIVER                                                             17
    10.6  NOTICES                                                                       18

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
   10.7   COUNTERPARTS                                                                  19
   10.8   SEVERABILITY                                                                  19
   10.9   COSTS AND EXPENSES                                                            19
   10.10  FURTHER ACTS AND ASSURANCES                                                   19
   10.12  EFFECTIVE DATE                                                                19


LIST OF EXHIBITS
EXHIBIT A:  NUMBER AND PERCENTAGE OF SHARES HELD AFTER THE CLOSING
SCHEDULE 1:  SPECIAL SEVERANCE AND COMPENSATION FORMULA

                             SHAREHOLDERS AGREEMENT

     This SHAREHOLDERS AGREEMENT (this "Agreement") dated as of December 15, 2002 is made by and between the Republic of Indonesia acting through the Ministry of State Owned Enterprises in its capacity as a shareholder (including any successor or replacement ministry or similar government body) (the "MSOE") and Indonesia Communications Limited, a company incorporated in Mauritius (the "Investor").



                                    RECITALS

     WHEREAS, the Investor and the MSOE have entered into a share purchase agreement dated December 15, 2002 (the "Share Purchase Agreement") pursuant to which, upon the completion of the transactions contemplated therein, the MSOE and the Investor will hold the number and percentage of Shares of the Company set forth next to each such Party's name on Exhibit A;

     WHEREAS, the Parties wish to provide for certain of their rights and obligations regarding the management of the Company and its Subsidiaries, the transfer of the Shares of the Company and certain other rights and obligations of the Parties as set forth herein; and

     WHEREAS, it is a condition to the closing under the Share Purchase Agreement (the "Closing") that the Parties shall have executed this Agreement.

     NOW THEREFORE, in consideration of the foregoing and the mutual promises, covenants and agreements of the Parties contained herein, the Parties agree as follows:



                                    ARTICLE I


                                   DEFINITIONS

     1.1 DEFINITIONS. For the purposes of this Agreement, the following terms shall have the meanings specified or referred to in this Article I. Capitalized terms used but not defined herein shall have the meanings assigned to such terms in the Share Purchase Agreement:

     "Affiliate" means, with respect to any Person, any other Person directly or indirectly controlling, controlled by, or under common control with such Person (including any Subsidiary) and "Affiliates" and "Affiliated" shall have correlative meanings. For the purposes of this definition, the term "control" (including the correlative meanings, the terms "controlling", "controlled by" and "under common control with"), as used with respect to any Person, shall mean where the first Person (i) owns more than 50% of the total issued shares, or
(ii) directly or indirectly controls more than 50% of the voting rights (including any Subsidiary).

     "Agreement" has the meaning stated in the preamble.

     "Arbitration Law" has the meaning set forth in Section 9.2.

     "Articles of Incorporation" means the articles of incorporation, memorandum and articles of association, by laws or other equivalent constitutional documents of the Company as amended in accordance with this Agreement and as amended from time to time.

     "Bank" has the meaning set forth in Section 4.1.

     "Board of Commissioners" means the board of commissioners of the Company.

     "Board of Directors" means the board of directors of the Company.

     "Business Day" means a day other than Saturday, Sunday or any day on which banks located in Jakarta, Indonesia and Singapore are authorized or obligated to close.

     "Closing" has the meaning set forth in the Recitals.

     "Closing Date" means the day on which Closing occurs.

     "Commissioner" means a commissioner of the Company.

     "Company" means Perusahaan Perseroan (Persero) PT Indonesian Satellite Corporation Tbk.

     "Core Assets" means the following businesses as run by Indosat, IM3 and
Satelindo: international telecommunications services, local telecommunications services, long distance telecommunications services, backbone services and data communications and Palapa satellite services and National GSM (900 and 1800) services.

     "Decree" means any law, ordinance, regulation, award, decision, injunction, judgment, order, ruling, subpoena, decree or verdict entered, issued, made, or rendered by any court, administrative agency or other Governmental Body or by any arbitrator (whether or not in an adversarial proceeding) necessary for the applicable Person or any of such Person's properties for the conduct of such Person's business as it is now being conducted or the ownership or lease of such Person's property.

     "Defined Period" has the meaning set forth in Schedule 1.

     "Director" means a director of the Company.

     "Dispute" has the meaning set forth in Section 9.2.

     "EGM" has the meaning given to that term under the Share Purchase
Agreement.

     "Escrow Agreement" means the agreement among the MSOE, the Investor and Citibank N.A., Jakarta Branch as escrow agent dated December 15, 2002 pursuant to which the escrow agent will provide escrow services to the MSOE and the Investor.

     "Governmental Body" means any authority, agency, commission, court, tribunal, minister, ministry, official or other instrumentality or wholly-owned enterprise of the Republic of Indonesia, any foreign country or any domestic or foreign state, province, country, city or other political subdivision having jurisdiction over the applicable Person or any of such Person's properties.

     "IM2" means PT Indosat Mega Media.

     "IM3" means PT Indosat Multimedia Mobile.

     "Investor" has the meaning stated in the preamble and shall include any Permitted Transferee.

     "Investor Commissioner" has the meaning set forth in Section 3.2(a).

     "Investor Director" has the meaning set forth in Section 3.2(b).

     "Law" means any national, provincial, local, municipal or other law, regulation, Decree, constitution, ordinance, binding government policy, statute or treaty applicable to any Person or any of such Person's properties, necessary for the conduct of such Person's business as it is now being conducted or the ownership or lease of such Person's property.

     "Lintasarta" means PT Aplikanusa Lintasarta.

     "MSOE" has the meaning stated in the preamble and shall include any Permitted Transferee.

     "MSOE Commissioner" has the meaning set forth in Section 3.2(a).

     "MSOE Director" has the meaning set forth in Section 3.2(b).

     "Order" means any writ, judgement, decree, injunction, award or similar order of any Governmental Body (in each case whether preliminary or final).

     "Parties" means collectively the Investor, the MSOE and any Person who becomes a party to this Agreement under Section 4.1(a). Each of the Parties shall be referred to as a "Party."

     "Permitted Transferee" means with respect to any Person, such Person's Affiliates. A Permitted Transferee does not include (i) telecommunications operators with legal domicile in the Republic of Indonesia, that are owned 25% or more by the Republic of Indonesia; (ii) national cellular licence subsidiaries of any entity described in (i) above; (iii) a Subsidiary of any entity described in (i) or (ii) above; or (iv) a shareholder holding more than 25% of any entity described in (i) or (ii) above.

     "Person" means an individual, firm, corporation, partnership, association, limited liability company, trust or estate or any other entity or organization whether or not having separate legal existence, including any Governmental Body.

     "Residual Shares" means 84,496,800 Series B Shares.

     "Rupiah" and "Rp." means Indonesian Rupiah, the lawful money of the Republic of Indonesia.

     "Sale Shares" means the Series B Shares to be purchased by the Investor from the MSOE pursuant to the Share Purchase Agreement.

     "Satelindo" means PT Satelit Palapa Indonesia.

     "Series A Share" means the Series A ordinary share in the Company with voting rights, par value Rp. 500.

     "Series B Shares" means the Series B ordinary shares in the Company with voting rights, par value Rp. 500 per share, including any subdivisions, combinations, splits or reclassifications thereof.

     "Shareholder" means each registered shareholder of the Company that is a Party.

     "Shareholders Meeting" has the meaning set forth in Section 3.1.

     "Share Purchase Agreement" has the meaning set forth in the Recitals.

     "Shares" means the Series A Share and the Series B Shares.

     "Subsidiary" means, with respect to a Person, an entity of which more than 50% (fifty percent) of the share capital of which is held directly or indirectly through one or more intermediaries owned by such Person.

     "Third Party" means a bona fide prospective purchaser of Series B Shares in an arm's-length transaction from a Shareholder where such purchaser is not a Party or a Permitted Transferee of such Shareholder.

     "Transaction Documents" means this Agreement, the Share Purchase Agreement and the Escrow Agreement.

     "Transfer" means to sell, exchange, assign pledge, charge, grant a security interest, make a hypothecation, gift or other encumbrance, or enter into any contract therefor, or into any voting trust or other agreement or arrangement with respect to the transfer of voting rights or any other legal or beneficial interest in any of the Shares, create any other claim thereto or make any other transfer or disposition whatsoever, whether voluntary or involuntary, affecting the right, title, interest or possession in, to or of such Shares, and "Transfer", "Transfers" and "Transferred" shall have correlative meanings.

     1.2 CONSTRUCTION. Whenever used in this Agreement, except as otherwise expressly provided or unless the context otherwise requires, any noun or pronoun shall be deemed to include the plural as well as the singular and to cover all genders. Unless otherwise specified, words such as "herein," "hereof," "hereby," "hereunder" and words of similar import refer to this Agreement as a whole and not to any particular section or sub-section of this Agreement, and references herein to "Articles" or "Sections" refer to articles or sections of this Agreement. Unless otherwise specified, references herein to the word "including" shall be deemed to be followed by words "without limitation" or "but not limited to," as applicable, or words of similar import. The word "or" shall not be interpreted to be exclusive. If any translated version of this Agreement differs from the English version, the English version shall prevail. The table of contents and headings in this Agreement are intended solely for convenience of reference and shall be given no effect in the construction or interpretation of this Agreement. Whenever this Agreement refers to a number of days, such number shall refer to calendar days unless Business Days are specified.



                                   ARTICLE II


                         REPRESENTATIONS AND WARRANTIES

     2.1 REPRESENTATIONS AND WARRANTIES OF THE MSOE. The MSOE represents and warrants to the Investor that as of the date of this Agreement and as of the Closing Date, as though made on such date:

     (a) the MSOE is a governmental agency validly existing under the Laws of the Republic of Indonesia and has the full power and authority to enter into, deliver and perform its obligations under this Agreement and to perform the transactions contemplated hereby;

     (b) the execution and delivery by the MSOE of this Agreement and the performance by the MSOE of its obligations contemplated hereby have been duly authorized by all necessary action of the MSOE;

     (c) this Agreement has been duly and validly executed by the MSOE and assuming the due execution and delivery hereof by the Investor constitutes a legal, valid and binding obligation of the MSOE, enforceable against the MSOE in accordance with its terms; and

     (d) the execution, delivery and performance of this Agreement by the MSOE and the consummation of the transactions contemplated hereby will not (i) violate any provision of the organizational or governance documents of the MSOE,
(ii) require the MSOE to obtain any consent, approval or action of, or make any filing with or give any notice to, any Governmental Body in Indonesia or any other Person pursuant to any instrument, contract or other agreement to which the MSOE is a party or by which the MSOE is bound, other than any such consent, approval, action or filing that has already been duly obtained or made, (iii) conflict with or result in any material breach or violation of any of the terms and conditions of, or constitute (or with notice or lapse of time or both would constitute) a default under any instrument, contract or other agreement to which the MSOE is a party or by which the MSOE is bound, (iv) violate any Order against, or binding upon, the MSOE or upon its respective securities, properties or businesses or (v) violate any Law of Indonesia.

     2.2 REPRESENTATIONS AND WARRANTIES OF THE INVESTOR. The Investor represents and warrants to the MSOE that as of the date of this Agreement:

     (a) the Investor has the full power and authority to enter into, deliver and perform its obligations under this Agreement and to perform the transactions contemplated hereby and is duly incorporated or organized and existing under the laws of the jurisdiction of its incorporation or organization;

     (b) the execution and delivery by the Investor of this Agreement and the performance by the Investor of the transactions contemplated hereby have been duly authorized by all necessary corporate or other action of the Investor;

     (c) this Agreement has been duly and validly executed by the Investor and assuming the due execution and delivery hereof by the MSOE constitutes a legal, valid and binding obligation of the Investor, enforceable against the Investor in accordance with its terms;

     (d) the execution, delivery and performance of this Agreement by the Investor and the consummation of the transactions contemplated hereby will not
(i) violate any provision of the organizational or governance documents of the Investor; (ii) require the Investor to obtain any consent, approval or action of, or make any filing with or give any notice to, any Governmental Body in the Investor's country of organization or any other Person pursuant to any instrument, contract or other agreement to which the Investor is a party or by which the Investor is bound, other than any such consent, approval, action or filing that has already been duly obtained or made; (iii) conflict with or result in any material breach or violation of any of the terms and conditions of, or constitute (or with notice or lapse of time or both would constitute) a default under any instrument, contract or other agreement to which the Investor is a party or by which the Investor is bound; (iv) violate any Order against, or binding upon, the Investor or upon its respective securities, properties or businesses; or (v) violate any Law of the Investor's country of organization or any other country in which it maintains its principal office; and

     (e) the Investor, the Investor's assets and the Investor's business and record keeping practices are not in violation of any Law, the violation of which would, at any time (including after the Closing) have a material adverse effect upon (i) the Investor, (ii) the Investor's ability to perform its obligations hereunder or (iii) any of the other Parties.

                                   ARTICLE III


                              CORPORATE GOVERNANCE

     3.1 GENERAL.

     (a) From and after the date hereof, each Shareholder shall vote its Shares at any regular or special meeting of shareholders of the Company (a "Shareholders Meeting"), and shall take, subject to applicable Law, all other actions necessary or required to give effect to the provisions of this Agreement. Each of the Shareholders also agrees to vote its Shares at a Shareholders Meeting to ensure that the Articles of Incorporation (and any such organizational documents of any Subsidiary of the Company) do not at any time conflict with any provision of this Article III. Without limiting the previous sentence, each Shareholder shall procure, subject to applicable Law, that each Director nominated by such Shareholder shall, subject to his fiduciary duties, vote and take all other action necessary or required to implement the provisions of this Agreement. In all other respects, but subject to Section 3.1(b), each Shareholder shall be entitled to vote in such Shareholder's own best interests provided that, if requested by the Investor the MSOE agrees to discuss the agenda of the Shareholders Meeting and how they are considering to vote in respect of (i) private placements under article 4.5 of the Articles of Incorporation and/or (ii) mergers, consolidations and acquisitions under article 25 of the Articles of Incorporation.

     (b) The MSOE also agrees, for a period of one calendar year from the Closing Date, to vote all of its Shares in accordance with the written instructions of the Investor on the following matters: (i) the approval of the distribution of dividends, (ii) the amendment of the Articles of Incorporation (to the extent not contrary to the provisions of this Agreement) and (iii) to approve mergers, consolidations and acquisitions by the Company (to the extent not contrary to the provisions of this Agreement and where any such consolidation does not affect the continuing business operations of the Company).


     3.2 COMPOSITION OF THE BOARD OF COMMISSIONERS AND THE BOARD OF DIRECTORS.

     (a) Each Shareholder shall vote its Shares at any Shareholders Meeting called for the purpose of electing Commissioners or in any written consent of Shareholders executed for such purpose to elect, and shall take all other actions necessary or required, subject always to applicable Law, to elect to the Board of Commissioners, (i) the required numbers of nominees of the Investor (each, an "Investor Commissioner") so that such Investor Commissioners constitute a simple majority of the Board of Commissioners and (ii) two nominees of the MSOE (each, a "MSOE Commissioner"); provided, however, if the MSOE holds less than the Residual Shares but the MSOE remains the shareholder of the Series A Share, the number of MSOE Commissioners shall be decreased to one.

     (b) Each Shareholder shall vote its Shares at any Shareholders Meeting called for the purpose of electing Directors or in any written consent of Shareholders executed for such purpose to elect, and shall take all other actions necessary or required, subject always to applicable Law, to elect to the Board of Directors, (i) the required number of nominees of the Investor (each an "Investor Director") so that such Investor Directors constitute a simple majority of the Board of Directors and (ii) two nominees of the MSOE (each a "MSOE Director"); provided, however, if the MSOE holds less than the Residual Shares but the MSOE remains the shareholder of the Series A Share, the number of MSOE Directors shall be decreased to one.

     (c) The MSOE acknowledges the intention of the Investor to appoint persons to the respective boards of directors and commissioners of the subsidiaries of the Company.


     3.3 REMOVAL AND REPLACEMENT OF COMMISSIONERS AND DIRECTORS.

     (a) Each Shareholder shall have the absolute right to remove any Director or Commissioner nominated by it at any time at its sole discretion, and each of the Shareholders shall vote its Shares at any Shareholders Meeting or in any written consent of Shareholders so as to effectuate such right subject always to applicable Law. Except as provided in the previous sentence and as agreed with the MSOE to occur at the EGM, no Shareholder shall vote for the removal of an Investor Commissioner or Investor Director or a MSOE Commissioner or MSOE Director, other than for cause.

     (b) If, as a result of death, resignation, removal or otherwise, there shall exist or occur any vacancy on either the Board of Commissioners or the Board of Directors, the Shareholder entitled under Section 3.2 to nominate the Commissioner or the Director whose death, resignation, removal or other departure resulted in such vacancy may nominate another individual to serve in place of such Commissioner or Director and each of the Shareholders shall vote its Shares at any Shareholders Meeting or in any written consent of Shareholders so as to elect such individual to the applicable Board of Commissioners or the Board of Directors as soon as practicable thereafter.

     3.4 BOARD MEETINGS. Board of Commissioners' and Board of Directors' meetings shall take place in accordance with the Articles of Incorporation.

     3.5 ACTION BY THE BOARD OF COMMISSIONERS AND THE BOARD OF DIRECTORS. All meetings of each of the Board of Commissioners and Board of Directors shall require a quorum of at least a majority of the Commissioners or Directors which shall include at least one Commissioner or Director nominated by each of the Investor and the MSOE. If such a quorum is not present within 60 minutes after the time appointed for the meeting, the Parties shall promptly reschedule the meeting, and the Commissioners or Directors shall be obliged to participate in such rescheduled meeting in good faith, at the same place and at the same day and time the following week (or if such day is not a Business Day, at the same time on the following Business Day), at which meeting the Commissioners or Directors present shall constitute a valid quorum whether or not a Commissioner or Director nominated by the Investor or the MSOE is present; provided, that written notice of such adjourned meeting shall have been delivered to all Commissioners or Directors at least two days prior to the date of such adjourned meeting.

                                   ARTICLE IV

                     RESTRICTIONS ON THE TRANSFER OF SHARES


     4.1 GENERAL.

     (a) The Investor shall not Transfer any Sale Shares to any Third Party for a period of three years from the Closing Date, provided that a Transfer will be permitted:

          (i) where the transferee(s) is an international financial institution(s) (the "Bank") which receives a security interest in all or part of the Sale Shares by way of pledge, charge or grant of security and the Bank agrees in writing at the time it receives such security interest to be bound by the terms of this Agreement in the event that it enforces such pledge, charge or grant of security, such written agreement of the Bank to be provided to the MSOE by the Investor not later than two Business Days after such pledge, charge or grant of security has been granted to the Bank; or

          (ii) to a Permitted Transferee, provided that (x) the Permitted Transferee has agreed in writing to be bound by the terms and conditions of this Agreement by signing a copy of this Agreement in which case such Permitted Transferee shall be considered a Shareholder and a Party to this Agreement, (y) the Transfer complies in all respects with all other applicable provisions of this Agreement and (z) the Transfer complies in all respects with applicable Laws.

     (b) The MSOE shall not Transfer any Residual Shares to any Third Party for a period of one year from the Closing Date.

     4.2 NO CIRCUMVENTION OF SHARE TRANSFER RESTRICTIONS. Each Party agrees that the Transfer restrictions in this Agreement may not be avoided by the holding of Shares directly or indirectly through a Person that can itself be sold in order to dispose of an interest in Shares free of such restrictions. Any Transfer of any Shares (or other interest) resulting in any change in the control, directly or indirectly, of a Shareholder or of any other Person having control, directly or indirectly, over that Shareholder shall be treated as being a Transfer of the Shares held by that Shareholder, and the provisions of this Agreement that apply in respect of the Transfer of Shares shall thereupon apply in respect of the Shares so held; provided that this Section 4.2 shall not apply:

     (a) if STT Communications Limited at all times maintains direct control of the Investor. STT Communications Limited may, subject to the limitations set forth in the next sentence, transfer to one or more reputable co-investors shares of the Investor owned by it. For the purposes of this Section 4.2, the term "control" means ownership of and voting rights of more than 50.1% of the total issued shares of the Investor, which control shall not be subject to any unusual restrictions of any nature whatsoever (whether by contract or otherwise); or

     (b) in respect of any change in control, directly or indirectly, of STT Communications Limited or provided that any Person having control of STT Communication

Limited is not (i) a telecommunications operator with a legal domicile in the Republic of Indonesia, that is owned 25% or more by the Republic of Indonesia;
(ii) an Indonesian national cellular licence subsidiary of any entity described in (i) above; (iii) a Subsidiary of any entity described in (i) or (ii) above; or (iv) a shareholder holding more than 25% of any entity described in (i) or
(ii) above.

     4.3 OPEN MARKET ACQUISITIONS. Nothing in this Agreement shall be construed in any way as restricting the right of the Investor or its Affiliates or the MSOE or its Affiliates, to acquire Shares from any Person.



                                    ARTICLE V


                        CERTAIN COVENANTS OF THE PARTIES

     5.1 GOVERNMENT POLICIES. The Investor confirms its commitment to being a long term investor in the Company and, agrees, acting as a reasonable investor
(i) to maintain the Company as a going concern and (ii) to manage the Company having regard to the Government of Indonesia's policies in the Indonesian telecommunication industry including the Decree of Ministry of Communications No. KM 72 of 1999 regarding the Blue Print for Government Policy on Telecommunications in Indonesia.

     5.2 STRATEGIC PLAN. The Parties acknowledge (i) the proposed merger of Satelindo and IM3 into the Company and agree to support the implementation of appropriate and feasible merger plans prepared by such companies and (ii) the proposed expansion by the Company into the provision of fixed line services and agree to support the implementation of appropriate and feasible plans for such expansion.

     5.3 SALE OF ASSETS. Subject to Section 5.2, the Parties shall not cause the Company to transfer any part of any Core Asset for a period of three years from the Closing Date other than parts of such Core Assets which the Board of Directors has reasonably determined are no longer required for the operation of the relevant Core Asset in the manner in which it was operated as at the Closing Date. The Parties shall also seriously consider the commercial impact of any divestment strategy involving Lintasarta (and its core businesses as the provider of data communication, financial and banking VAS and internet services) or IM2 (and its core businesses as the provider of internet services, national cable television, e-commerce services and data communication services), with specific consideration being given to the significant amounts that Lintasarta and IM2 contribute to the Company's total annual revenue.

     5.4 EMPLOYEE RELATIONS. Subject to the terms of this Agreement the Investor agrees that from the Closing Date it shall:

     (a) not cause the Company to terminate the existing employees of the Company as of the date hereof, for a minimum period of three years from the Closing Date, and where any existing employee is terminated by the Company other than for cause, the Investor acknowledges that such employee shall be entitled to receive compensation from the Company in an amount not less than three times the amount that such employee would be entitled to under prevailing Law and Ministry of Manpower Decree No.KEP-150 dated June 20, 2000 (whether or not such Decree is in force and effect when an employee is terminated);

     (b) not take any steps to initiate any change of the rights of the Company's employees as at the Closing Date, including, but not limited to, salary levels, pension funds, labor contracts, leave entitlements, etc and maintain Indosat's Collective Labour Agreement, provided that if there are any material changes to the rights of the Company's employees between June 30, 2002 and the Closing Date outside the ordinary course of business of the Company, the Investor through its representatives on the Board of Commissioners shall have the right to ratify any such material changes and the Investor's obligations hereunder shall be amended accordingly;

     (c) maintain and promote the Company's employee compensation levels so that they are at least equal to other companies in Indonesia in the same industry as the Company (with regard to applicable comparative performance and valuation criteria of such industry), and not make shareholder decisions which may result in the downgrading of employees' seniority or a reduction in any aspect of the remuneration, other than in accordance with prevailing Law;

     (d) give priority to placing existing employees of the Company at all levels of seniority and responsibility based on a merit system and ensure that the secondment of the Investor's employees should be in line with the Company's recruitment policy (subject to the engagement of certain senior managers by the Company at the request of the Investor). For the purposes of this Section 5.4(d), "employees" of the Company shall be deemed not to include the Commissioners or the Directors. Any secondment of employees from the Investor to the Company shall not occur unless approved by the Board of Directors and in accordance with Bapepam Regulation No. KEP-32/PM/2000 (Rule IX.E.1), such approval to be determined on the basis that such secondment is reasonably likely to provide long-term benefit to the Company;

     (e) implement a fair policy of the Company pursuant to which employees (whether local or employees seconded by the Investor) of similar seniority, position and responsibility level will be remunerated by the Company comparatively taking into consideration Indosat's Collective Labour Agreement, any other remuneration and compensation policy applicable to the Company and prevailing Law;

     (f) maintain and promote the retired employees policy of the Company in force as at the Closing Date, provided that if there are any material changes to the rights of the Company's employees pursuant to such policy between June 30, 2002 and the Closing Date outside the ordinary course of business of the Company, the Investor through its representatives on the Board of Commissioners shall have the right to ratify any such material changes and the Investor's obligations hereunder shall be amended accordingly;

     (g) with regard to the members of the Board of Commissioners and Board of Directors as of the date hereof and subject to (x) there being no breach of the provisions of Clause 5.2 of the Share Purchase Agreement by such Persons and (y) removal for cause:

          (i) retain, to the extent practicable, but subject to changes agreed with the MSOE prior to the date hereof for the purposes of the EGM, as many of such Commissioners as possible for the Defined Period;

          (ii) retain, to the extent practicable, all such Directors for the Defined Period;

          (iii) for any such Director who ceases to be a director prior to the conclusion of the Defined Period, (x) pay to each such Director special compensation and severance in accordance with the formula set forth in Schedule 1, and (y) provide the relevant Director with the option to accept the position of a Senior General Manager or a Commissioner (to the extent practicable where such position exists and is available) of the Company over the remaining Defined Period. The special compensation and severance payment described in (x) above shall be payable where practicable by the Company (determined by the Company in its sole discretion). Where the Company determines that it is not practicable to make any or all such payments then such payments shall be paid by the Investor; and

          (iv) for any such Commissioner who ceases to be a Commissioner prior to the conclusion of the Defined Period, pay to such Commissioners special compensation and severance in accordance with the formula set forth in Schedule
1. The special compensation and severance payment shall be payable where practicable by the Company (determined by the Company in its sole discretion). Where the Company determines that it is not practicable to make any or all such payments then such payments shall be paid by the Investor;

     (h) vote its Shares in favour of the establishment of an employee stock option plan in the Company, to be established at the next annual general meeting of the shareholders of the Company, which employee stock option plan shall comply with all prevailing Laws and regulations and which shall provide for the issuance of up to five percent of the paid-up and issued capital of the Company to participating employees on terms to be approved by the Board of Commissioners; and

     (i) vote its Shares in favour of the Company allocating not less than the amount contributed to the employee training and development program in the previous financial year,

provided that, but subject always to the Investor committing no acts with the intention of avoiding or circumventing the covenants in paragraphs (a) to (i) above:

          (i) the Investor shall not be in breach of this Section 5.4 if (i) the MSOE Directors or MSOE Commissioners have taken any action which results in any of the provisions of this Section being circumvented or (ii) all of the Investor's nominated persons on the Board of Commissioners and/or Board of Directors vote against any resolution which is in contravention of any of the matters set forth in Sections 5.4(c) to 5.4(f); and

          (ii) in respect of Sections 5.4(c) to 5.4(f), the Investor's responsibility is limited to such performance as could be reasonably expected of a shareholder holding not less than 42% of the issued and outstanding shares of the Company (as may be increased from time to time) plus any Shares voted by the MSOE at the direction of the Investor pursuant to 3.1(b); and

          (iii) notwithstanding and in addition to anything else herein, the Investor will be responsible for the actions of its nominated persons on the Board Directors and/or Board of Commissioners if any such nominated persons act in contravention of this Section 5.4; and

          (iv) in respect of provisos (i) and (ii), the existing Commissioners and Directors who are not nominated by the Investor and remain on the boards of the Company will be considered nominees of the Investor after June 30, 2004.

     5.5 AFFILIATE TRANSACTIONS. The Investor shall not implement any consulting or similar kinds of agreements which require the Company to pay to the Investor a fee in relation to any technical assistance or management assistance services to the Company, except in accordance with Bapepam Regulation No. KEP-32/PM/2000 (Rule IX.E.1).

     5.6 TECHNOLOGY TRANSFER. The Investor shall directly or through nominated Affiliates promote technology, knowledge and skills transfer from the Investor or its nominated Affiliates to the Company. Where practicable, the Investor shall also in respect of the Company (i) provide opportunities and priority to local existing employees and (ii) to the extent that it seconds any employees to the Company replace at an appropriate time such employees with local existing employees who have suitable skills and experience.

     5.7 NO DISCRIMINATION. The Investor shall vote its Shares to support an amendment to Indosat's Collective Labour Agreement to reduce any disparity between the employment and remuneration terms and conditions of foreign and local employees of the Company pursuant to the Company's remuneration policies and procedures.

     5.8 ONGOING ASSISTANCE FROM THE MSOE. The MSOE agrees to discuss with the Investor matters relating to:

     (a) employee issues of the Company or any of its subsidiaries;

     (b) obtaining the MOJHR approval;

     (c) telecommunication licenses that the Company and its subsidiaries may require from time to time to enable them to carry on their respective businesses as currently carried on; and

     (d) equal competition amongst all operators in the Indonesian telecommunications industry (including in respect of universal service obligations, interconnection agreements and any compensation payments in relation to the ongoing restructuring of the Indonesian telecommunications industry).

     5.9 PROPOSED STTC OPTIONS. The Parties acknowledge the intention of the Investor to have STT Communications Limited, its parent company, offer to the Directors from time to time share options in STT Communications Limited on its terms and subject to compliance with all prevailing Decrees and Laws and such compliance being reasonably practicable.



                                   ARTICLE VI


                      COVENANTS RELATED TO CONFIDENTIALITY

     6.1 CONFIDENTIALITY. Except as provided in this Section 6.1, each Party shall not issue any press release or make any public announcement relating to the subject matter of this Agreement without the prior written consent of the other Party; provided, however, a Party may make any public disclosure it believes in good faith upon advice of counsel is required by applicable Law or the rules of any applicable stock exchange, in which case such Party will advise the other Party prior to making the disclosure. Except as provided in the preceding sentence or otherwise by this Agreement each Party agrees that it shall keep the contents of this Agreement confidential and shall not disclose any part thereof without the prior written consent of the other Party, which consent shall not be unreasonably withheld. The Parties acknowledge and agree that this Agreement can be disclosed to the existing or prospective shareholders, advisers and financiers of the Investor.



                                   ARTICLE VII


                              TERM AND TERMINATION

     7.1 TERM AND TERMINATION. This Agreement shall remain in effect until the earliest to occur of:

     (a) the Company has been dissolved, liquidated or wound up;

     (b) the Parties have agreed in writing to terminate this Agreement;

     (c) the MSOE ceases to be the owner of the Series A Share, in which case the Investor shall have the right, but not the obligation, to terminate this Agreement by sending a written notice to such effect to the other Party;

     (d) December 31, 2005; and

     (e) the termination of the Share Purchase Agreement pursuant to section 9.1 thereof.

     7.2 EFFECT OF TERMINATION; SURVIVAL. Following any termination of this Agreement, this Agreement shall have no further force or effect provided that termination of this Agreement shall not prejudice any accrued rights of any Party. Termination of this Agreement in accordance with its terms shall occur without the necessity of court action and to that end, each of the Parties waives any provisions of applicable law that would require such action including paragraphs 2 and 3 of Article 1266 of the Indonesian Civil Code.



                                  ARTICLE VIII


                                   INDEMNITIES

     8.1 INDEMNIFICATION AND PAYMENT OF DAMAGES BY INVESTOR. The Investor shall indemnify and hold harmless the MSOE and any third party intended to benefit from this Agreement pursuant to Section 5.4 (including the Directors and Commissioners of Indosat) (collectively, the "MSOE Indemnified Persons") for, and will pay to the MSOE Indemnified Persons the amount of any loss, liability, claim, damage, expense (including reasonable costs of investigation and defense and reasonable attorneys' fees) arising directly from or in connection with (i) any material breach of any representation or warranty made by the Investor in this Agreement and (ii) any material breach by the Investor of any covenant or obligation of the Investor in this Agreement. This indemnity is not provided in relation to Articles 1316 and 1317 of the Indonesian Civil Code other than pursuant to Section 5.4.

     8.2 INDEMNIFICATION AND PAYMENT OF DAMAGES BY THE MSOE.

     (a) The MSOE will indemnify and hold harmless the Investor and its representatives (collectively, the "Investor Indemnified Persons") for, and will pay to the Investor Indemnified Persons the amount of any loss, liability, claim, damage, expense (including reasonable costs of investigation and defense and reasonable attorneys' fees), arising directly from (a) any material breach of any representation or warranty made by the MSOE in this Agreement and (b) any material breach by the MSOE of any covenant or obligation of the MSOE in this Agreement.

     (b) The MSOE's aggregate liability for damages under Section 8.2 of this

Agreement shall in no event exceed US$50 million.

     (c) For the avoidance of doubt, the rights to indemnification of the Investor set forth in this Section 8.2 shall be the sole remedy that the Investor shall have against the MSOE for breach by the MSOE of its representations, warranties, covenants and obligations under this Agreement and except as set forth in this Section 8.2, the Investor hereby waives all rights of recourse that the Investor might have against the MSOE for breach by the MSOE of any of the MSOE's representations, warranties, covenants or obligations under this Agreement, including without limitation any remedies or rights of recourse set forth in the Indonesian Civil Code.

     8.3 WAIVER OF CERTAIN DAMAGES. Each of the MSOE and the Investor waive any right it has or may hereafter acquire, to receive any indirect, consequential or punitive damages arising from, related to or in connection with this Agreement or the breach, termination or invalidity thereof.



                                   ARTICLE IX


                     GOVERNING LAW & RESOLUTION OF DISPUTES

     9.1 GOVERNING LAW. THIS AGREEMENT WILL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE REPUBLIC OF INDONESIA WITHOUT REGARD TO CHOICE OF LAW OR CONFLICTS OF LAWS PRINCIPLES THEREOF.

     9.2 DISPUTE RESOLUTION FORUM.
     Any dispute, controversy or difference arising among the Parties out of, or in relation to, this Agreement or for the breach thereof (a "Dispute") shall be settled amicably by the Parties within 20 days after a Party notifies another Party of any such Dispute whenever practicable. However, if such Dispute cannot be settled amicably within such time period, such Dispute shall be referred to and finally resolved by arbitration conducted in the English language in Hong Kong under the rules of the United Nations Commission on International Trade Law.

     The award rendered by the arbitrators under this Section 9.2 shall be final and binding on the Parties and shall be enforceable in any court of competent jurisdiction. Each of the Parties hereby renounces any right it may otherwise have to appeal or seek relief from the award or any decision of the arbitrators and agrees that, in accordance with Article 60 of Law No. 30 of 1999 of the Republic of Indonesia on Arbitration and Alternative Dispute Resolution (the "Arbitration Law"), no Party shall appeal to any court from the award or decision of the arbitrators.

     The Parties agree that none of the Parties will be allowed to commence or maintain any action in any court of law with respect to any Dispute, except for the enforcement of arbitral award granted pursuant to proceedings commenced pursuant to this Section 9.2.

     Subject to the award of the arbitrators, the costs and expenses incurred in connection with any Dispute referred to arbitration under this Agreement shall be borne by the unsuccessful Party in such arbitration proceedings.

     Each of the Parties waives the applicability of Article 48 of the Arbitration Law and agrees that an arbitration need not be completed within a specific time.

     9.3 WAIVER OF IMMUNITIES. To the extent that any Party may be or become entitled to claim, for itself or its assets or properties, state or sovereign immunity from suit or judgment, or to the extent that in any such jurisdiction there may be attributed such a state or sovereign immunity (whether claimed or not), each Party irrevocably agrees not to claim, and hereby irrevocably waives, such state or sovereign immunity. The Parties unconditionally and irrevocably agree that the execution and delivery of this Agreement constitute private and commercial acts.

     9.4 PERFORMANCE PENDING DISPUTE RESOLUTION. Unless otherwise terminated in accordance with the terms hereof, this Agreement and the rights and obligations of the Parties hereunder shall remain in full force and effect during the pendency of any proceeding under Section 9.2.



                                    ARTICLE X


                                  MISCELLANEOUS

     10.1 NO PARTNERSHIP; AGENCY. The Shareholders expressly do not intend hereby to form an agency relationship or partnership either general or limited, under any jurisdiction's agency, partnership or other similar law. The Shareholders do not intend to be agents or partners of each other, or agents of or partners to any third party, or to create any other fiduciary relationship among themselves, solely by virtue of their status as Shareholders.

     10.2 ENTIRE AGREEMENT. This Agreement constitutes the whole agreement among the parties hereto relating to the subject matter hereof and supersedes all prior agreements or understandings both oral and written among all of the Parties relating to the subject matter hereof.

     10.3 BINDING EFFECT; BENEFIT. This Agreement shall inure to the benefit of and be binding upon the Parties and their respective heirs, successors, legal representatives and permitted assigns. Nothing in this Agreement, expressed or implied, is intended to confer on any Person other than the Parties, and their respective heirs, successors, legal representatives and permitted assigns, any rights, remedies, obligations or liabilities under or by reason of this Agreement.

     10.4 ASSIGNMENT. Except as provided for in this Agreement, no Party may assign, delegate or otherwise transfer any of its rights or obligations under this Agreement without the written consent of the other Parties.

     10.5 AMENDMENT; WAIVER.

     (a) This Agreement may not be amended, modified or supplemented except by a written instrument executed by each of the Parties.

     (b) No waiver of any provision of this Agreement shall be effective unless set forth in a written instrument signed by the Party waiving such provision. No failure or delay by a Party in exercising any right, power or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of the same preclude any other or further exercise thereof or the exercise of any other right, power or remedy. Without limiting the foregoing, no waiver by a Party of any breach by any other Party of any provision hereof shall be deemed to be a waiver of any subsequent breach of that or any other provision hereof. The rights and remedies herein provided shall be cumulative and not exclusive of any rights, powers or remedies provided at law or in equity.

     10.6 NOTICES. All notices, consents, waivers, and other communications under this Agreement must be in writing and will be deemed to have been duly given when (a) delivered by hand (with written confirmation of receipt), (b) sent by facsimile (with written confirmation of receipt) or (c) when received by the addressee, if sent by an internationally recognized overnight delivery service (receipt requested), in each case to the appropriate addresses and facsimile numbers set forth below (or to such other addresses and facsimile numbers as a Party may designate by notice to the other Parties:

     If to the MSOE:

     To:                       Ministry of State Owned Enterprises
     Address:                  Gedung Baru Departmen Keuangan RI Lantai 9
                               Jl. Dr. Wahidin No. 2 - 4
                               Jakarta 10710
                               Indonesia
     Attention:                Mahmuddin Yasin
                               Deputy Minister for State-owned Enterprises
     Telephone No.:            62-21-348-31751
     Facsimile No.:            62-21-386-4441

     If to the Investor:

     To:                       Indonesia Communications Limited
     Address:                  c/o Deutsche International Trust Corporation
                               (Mauritius) Limited,
                               4th Floor, Barkly Wharf East
                               Le Caudan Waterfront,
                               Port-Louis, Mauritius,
     Attention:                The Directors
     Telephone No.:            (230) 202 78 70
     Facsimile No.:            (230) 202 78 98

     With a copy:

     To:                       Indonesia Communications Limited
     Address:                  C/-51 Cuppage Road #10-11/17,
                               StarHub Centre,
                               Singapore 229469
     Attention:                General Counsel
     Telephone No.:            (65) 6723 8777
     Facsimile No.:            (65) 6720 7277

     10.7 COUNTERPARTS. This Agreement may be executed in one or more counterparts, each of which will be deemed to be an original copy of this Agreement and all of which, when taken together, will be deemed to constitute one and the same agreement.

     10.8 SEVERABILITY. Any provisions of this Agreement that shall be prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions thereof, and any such prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction. In the event that any such provision of this Agreement is so held invalid, the Parties shall promptly renegotiate in good faith new provisions to restore this Agreement as nearly as possible to its original intent and effect. To the extent permitted by applicable Law, the Parties hereby waive any provisions of such Law that renders any provision hereof prohibited in any respect.

     10.9 COSTS AND EXPENSES. All expenses of the Investor arising from, related to or in connection with the preparation, execution, delivery and performance of this Agreement and each other Transaction Document shall be paid by the Investor. All expenses of the MSOE arising from, related to or in connection with the preparation, execution, delivery and performance of this Agreement and each of the Transaction Documents shall be paid by the MSOE.

     10.10 FURTHER ACTS AND ASSURANCES. Each Party shall give such further assurance, provide such further information, take such further actions and execute and deliver such further documents and instruments as are, in each case, within its power to give, provide and take so as to give full force and effect to the provisions of this Agreement.

     10.12 EFFECTIVE DATE. This Agreement shall only become effective on the Closing Date.




            [The remainder of this page is intentionally left blank]

     IN WITNESS WHEREOF, each of the Parties hereto have caused this Agreement to be duly executed by its respective authorized officers:



                        MINISTRY OF STATE OWNED ENTERPRISES



                        By: /s/ Mahmuddin Yasin
                            --------------------------------------------------
                            Name:  Mahmuddin Yasin
                            Title: Deputy Minister for State-owned Enterprises



                        INDONESIA COMMUNICATIONS LIMITED



                        By: /s/ Lee Theng Kiat
                            --------------------------------------------------
                            Name:  Lee Theng Kiat
                            Title: Director and Authorised Signatory

                                    EXHIBIT A


             NUMBER AND PERCENTAGE OF SHARES HELD AFTER THE CLOSING


Class of Shares        Owner        Amount Owned        Percentage of Class
---------------       --------      ------------        -------------------
Series A Share        MSOE                    1                 100%
Series B Shares       MSOE          155,324,999               15.00%
Series B Shares       Investor      434,250,000               41.94%

                                   SCHEDULE 1


                   SPECIAL SEVERANCE AND COMPENSATION FORMULA


As provided in Article 5.4(g) of the Shareholders Agreement, any existing Director or Commissioner as at the date hereof shall be entitled to a lump sum severance payment (the "SEVERANCE PAYMENT" or "SP") if such person ceases to be Director or Commissioner within the Defined Period (as defined below). Any Severance Payment shall be made after such Person ceases to be a Director or Commissioner during the Defined Period on the earlier of (i) 10 calendar days after such person commences employment in a new position at Indosat and (ii) if such person has not accepted a new position pursuant to paragraph (i) prior to the end of the third month after such person ceases to be a Director or Commissioner, 10 calendar days after the end of such third month.

The Severance Payment for any person who ceases to be a Director or Commissioner prior to the conclusion of the Defined Period shall be calculated as follows:

         SP = [[B x C] - [D x E]] + A

         Where:

         A = Lump Sum Special Payment;

         B = Prior Monthly Remuneration;

         C = Number of Months Remaining in the Defined Period;

         D = New Monthly Remuneration; and

         E = Overlapping Period.


CERTAIN DEFINITIONS:

"DEFINED PERIOD" means (a) in the case of Commissioners, the period between January 1, 2003 and June 30, 2004 and (b) in the case of Directors, the period between January 1, 2003 and June 30, 2005.

"LUMP SUM SPECIAL PAYMENT" means in the case of a Commissioner or Director, 10% of the amount of [[B x C] - [D x E]] for such Commissioner or Director.

"MONTHLY REMUNERATION" means, with respect to any Director or Commissioner, such Director's or Commissioner's monthly salary plus the following items (if applicable), bonus, incentive payments, car allowance, electricity and appliance allowances, housing and housing maintenance allowances, dress allowances and holiday and vacation allowances; provided that if such benefits are calculated on an annualized basis, for purposes of this definition such benefits shall be divided by 12.

"MONTHS REMAINING IN THE DEFINED PERIOD" means (a) in the case of Commissioners, the period between the last day such person ceases to be a Commissioner and June 30, 2004 and (b) in the case of Directors, the period between the last day such person ceases to be a Director and June 30, 2005, with partial months being rounded up to the next complete month.

"NEW MONTHLY REMUNERATION" means, with respect to any Director or Commissioner, such Director's or Commissioner's Monthly Remuneration in his or her new position at Indosat; provided that if such Director or Commissioner has not accepted a new position at Indosat within three months from the last day such person ceases to be a Director or Commissioner, as the case may be, the New Monthly Remuneration shall be equal to zero.

"OVERLAPPING PERIOD" means (a) in the case of Commissioners, the period between the first day of any Commissioner's employment in a new position at Indosat and June 30, 2004 and (b) in the case of Directors the period between the first day of any Director's employment in a new position at Indosat and June 30, 2005, with partial months being rounded up to the next complete month.

"PRIOR MONTHLY REMUNERATION" means, with respect to any Director or Commissioner, such Director's or Commissioner's Monthly Remuneration as a Director or Commissioner, as the case may be.


                              ********************